Exhibit 99.1

FORM 51-102F3
 MATERIAL CHANGE REPORT
ITEM 1.                          NAME AND ADDRESS OF ISSUER
Alexco Resource Corp. ("Alexco" or the "Company")
200 Granville Street, Suite 1150
 Vancouver, BC  V6C 1S4
ITEM 2.                          DATE OF MATERIAL CHANGE
December 8, 2015
ITEM 3.                          NEWS RELEASE
Issued on December 8, 2015 and distributed through the facilities of Marketwired.
ITEM 4.                          SUMMARY OF MATERIAL CHANGE
The Company announced that it has closed the flow-through private placement (the "Underwritten Offering") with Canaccord Genuity Corp. ("Canaccord") and the non-brokered private placement (the "Non-Brokered Private Placement", and together with the Underwritten Offering, the "Offering") previously announced on November 19, 2015.
ITEM 5.1                       FULL DESCRIPTION OF MATERIAL CHANGE
The Company completed the Underwritten Offering with full subscription of the over-allotment option granted to Canaccord, pursuant to which the Company issued 5,662,500 flow-through common shares (the "Flow-Through Shares") at a price of C$0.53 per share for gross proceeds of C$3,001,125.
In connection with the Underwritten Offering, the Company has paid Canaccord a cash commission of 6.5% of the gross proceeds from the sale of the Flow-Through Shares. Canaccord also received warrants equal to 6.5% of the number of Flow-Through Shares sold. Each warrant entitles the holder to acquire one non-flow-through common share of the Company at a price of C$0.53 until December 8, 2017.
The net proceeds from the sale of the Flow-Through Shares will be used for expenditures on the Company's Keno Hill District exploration properties, which qualify as Canadian exploration expenses (within the meaning of the Income Tax Act (Canada)). The Company will incur such Canadian exploration expenses no later than December 31, 2016 and renounce such Canadian exploration expenses with an effective date of no later than December 31, 2015. With completion of this Underwritten Offering, the Company is fully funded for all planned 2016 exploration expenditures.
The Company also completed the Non-Brokered Private Placement pursuant to which the Company issued 2,000,000 common shares at a price of C$0.48 per share for gross proceeds of C$960,000.  The net proceeds from the Non-Brokered Private Placement are expected to be used by the Company for its projects and for general working capital purposes. In consideration for arranging the Non-Brokered Private Placement, the Company paid a finder's fee of $57,600.

The securities issued and issuable upon the exercise of warrants under the Offering are subject to a hold period and may not be traded until April 9, 2016 except as permitted by applicable securities legislation and the rules and policies of the Toronto Stock Exchange.
Certain directors and officers of the Company participated in the Underwritten Offering through the purchase of Flow-Through Shares as follows:
Name of Director/Officer	Number of Flow-Through Shares
Michael Clark, CFO	10,000
Terry Krepiakevich, Director	28,300
Richard Zimmer, Director	37,735
Rick Van Nieuwenhuyse, Director	47,169
Bradley Thrall, EVP & COO	25,000
Clynton Nauman, Director, President & CEO	45,369
Total	193,573

Accordingly, the Underwritten Offering is to that extent a related party transaction under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101").
The directors of the Company, excluding the interested directors to the extent of his own participation in the Underwritten Offering, determined that the Underwritten Offering is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to the exemptions contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 as at the time the Underwritten Offering was agreed to, neither the fair market value of the securities to be distributed in the Underwritten Offering nor the consideration to be received for those securities, insofar as the Underwritten Offering involves the interested parties, exceeded 25% of the Company's market capitalization.
The table below sets out the shareholdings of the directors and officers prior to and following completion of the Offering on a non-diluted basis:

	Shareholdings prior to the Offering		Shareholdings following the Offering
Name	Number	Percentage	Number	Percentage
Michael Clark	Nil	0%	10,000	0.01%
Terry Krepiakevich	23,938	0.03%	52,238	0.07%
Richard Zimmer	31,222	0.04%	68,957	0.09%
Rick Van Nieuwenhuyse	17,436	0.03%	64,605	0.08%
Bradley Thrall	533,926	0.77%	558,926	0.72%
Clynton Nauman	3,765,300	5.40%	3,810,669	4.93%

In connection with the Underwritten Offering, Mr. Clark, Mr. Krepiakevich, Mr. Zimmer, Mr. Van Nieuwenhuyse, Mr. Thrall and Mr. Nauman entered into subscription agreements with the Company containing customary provisions and on the same terms as the arm's length subscribers to the Underwritten Offering.
The Company did not file a material change report more than 21 days before the expected closing of the Offering as the details of the Offering and the participation therein by related parties of the Company were not settled until shortly prior to closing and the Company wished to close the Offering on an expedited basis for sound business reasons.
A copy of the Company's news release dated December 8, 2015 announcing the completion of the Offering is attached as Schedule "A" hereto.
ITEM 5.2                          DISCLOSURE FOR RESTRUCTURING TRANSACTIONS
Not applicable.
ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102
Not applicable.
ITEM 7.                          OMITTED INFORMATION
There are no significant facts required to be disclosed herein which have been omitted.
ITEM 8.                          EXECUTIVE OFFICER
Contact:                                  Clynton R. Nauman, President and Chief Executive Officer
Telephone:                         (604) 633-4888
ITEM 9.                          DATE OF REPORT
December 9, 2015

Schedule "A"

News Release
NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES
Alexco Closes C$4.0 Million Equity Financing
December 8, 2015 – Alexco Resource Corp. (TSX:AXR, NYSE‑MKT:AXU) ("Alexco" or the "Company") announces that it has closed the previously announced flow-through private placement (the "Underwritten Offering") with Canaccord Genuity Corp. ("Canaccord Genuity"). With full subscription of the over-allotment option granted to Canaccord Genuity, the Company has issued 5,662,500 flow-through common shares (the "Flow-Through Shares") at a price of C$0.53 per share for gross proceeds C$3,001,125.
In consideration, the Company has paid Canaccord Genuity a cash commission of 6.5% of the gross proceeds from the sale of the Flow-Through Shares. The Underwriters also received warrants equal to 6.5% of the number of Flow-Through Shares sold.  Each warrant entitles the holder to acquire one non-flow-through common share of the Company at a price of C$0.53 until December 8, 2017.
The net proceeds from the sale of the Flow-Through Shares will be used for expenditures on the Company's Keno Hill District exploration properties, which qualify as Canadian exploration expenses (within the meaning of the Income Tax Act (Canada)).  The Company will incur such Canadian exploration expenses no later than December 31, 2016 and renounce such Canadian exploration expenses with an effective date of no later than December 31, 2015.  With completion of this Offering, the Company is fully funded for all planned 2016 exploration expenditures.
Concurrent with the Underwritten Offering, the Company is pleased to announce the closing of the previously announced non-brokered private placement of 2,000,000 common shares at a price of C$0.48 per share for gross proceeds of C$960,000 (the "Non-Brokered Private Placement"). The net proceeds from the Non-Brokered Private Placement are expected to be used by the Company for its projects and for general working capital purposes. In consideration for arranging the Non-Brokered Private Placement, the Company paid a finder's fee of $57,600.
The securities issued and issuable upon the exercise of warrants under the Underwritten Offering and Non-Brokered Private Placement are subject to a hold period and may not be traded until April 9, 2016 except as permitted by applicable securities legislation and the rules and policies of the Toronto Stock Exchange.
Certain directors and senior officers of the Company participated in the Underwritten Offering by purchasing an aggregate of 193,573 Flow-Through Shares.  Accordingly, the Underwritten Offering constituted to that extent a "related party transaction" under applicable Canadian securities laws.  The Company did not file a material change report more than 21 days before the expected closing of the Underwritten Offering as the details of the Underwritten Offering and the participation therein by related parties of the Company were not settled until shortly prior to closing and the Company wished to close on an expedited basis for sound business reasons.

About Alexco
Alexco Resource Corp. owns the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada's Yukon Territory. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.
Keno Hill Silver District History
Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database).  These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.
Contact
Clynton R. Nauman, President and Chief Executive Officer
Mike Clark, Chief Financial Officer
Phone:  (604) 633-4888
Email:   info@alexcoresource.com
This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any securities laws of any state of the United States and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.
Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Offering and the use of proceeds thereof, the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the, anticipated use of proceeds, and future exploration and development activities.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Such factors include, among others,risks related to Alexco's ability to raise additional capital; actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that the Company will be able to raise additional capital that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices.  There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.